UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

November 4, 2005

PEACE ARCH EXPANDS PRODUCTION SLATE WITH NEW DIVISION AND FIVE NEW FILMS

SANTA MONICA, CA and TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX: PAE; TSX: PAE.LV) today announced the formation of a new genre division, Archetype Films, which will produce and distribute action, horror, thriller and science fiction films for the worldwide market.

The new label, which makes its debut at the 2005 American Film Market currently underway in Santa Monica, California, is off to a quick start with five films already in production:

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THE VETERAN, starring Ally Sheedy, Michael Ironside and Bobby Hosea, is an action thriller about a Vietnam War veteran confronted by an old comrade who forces him to relive the bloody battles of his past.

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HEARTSTOPPER, starring Robert Englund (NIGHTMARE ON ELM STREET), Meredith Henderson and James Brinkley, is a classic horror film about two teens trapped in a dilapidated hospital while a homicidal maniac stalks the halls.

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WARRIORS OF TERRA, starring Edward Furlong (TERMINATOR 2), Ellen Fury and Andrew Lui, is a sci-fi/horror film in which a team of young animal liberationists penetrates a biotech facility and discovers a genetically engineered creature more terrifying than anything they could possibly have imagined.

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THE LAST SECT, starring David Carradine (KILL BILL) as a descendant of the legendary vampire hunter Van Helsing, is about a group of seductive female vampires who use an internet dating service to recruit their victims.

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5IVE GIRLS, which is currently being cast, is about five wayward teens sent to an all-girls reform school where they discover their own supernatural powers and battle an ancient demon.

Peace Arch’s Charlie Bloye heads up the new division’s international sales operation in London, while the Company’s Paul “Bateman” Davis-Miller handles U.S. sales from the Peace Arch offices in Los Angeles.

“Our new slate of cutting-edge, story-driven projects have proven ancillary market appeal and break-out box office potential on the margin of “SAW” and “OPEN WATER,” said Peace Arch President John Flock.  “As we expand our offerings to include more theatrical titles, we are also excited by our ability to rapidly grow our library with a substantially increased output of commercially reliable genre productions.”

Peace Arch recently announced its first two films intended for worldwide theatrical markets, CHAPTER 27 starring Jared Leto and Lindsay Lohan, and “DELIRIOUS” starring Steve Buscemi, Michael Pitt and Alison Lohman.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin (Investors)

Peace Arch Entertainment Group Inc.

(416) 487-0377 ext. 237

nspracklin@peacearch.com

Rachel Kaiser (Media)

Peace Arch Entertainment Group Inc.

(310) 450-1711

rkaiser@peacerarch.com

Robert Rinderman Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 4, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.